SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                ------------

                                  FORM 15

       Certification and Notice of Termination of Registration under
                      Section 12(g) of the Securities
      Exchange Act of 1934 or Suspension of Duty to File Reports Under
                        Sections 13 and 15(d) of the
                      Securities Exchange Act of 1934.

                       Commission File Number 0-21077

                     Interlink Computer Sciences, Inc.
           (Exact name of registrant as specified in its charter)

                          47370 Fremont Boulevard
                             Fremont, CA 94538
                               (510) 657-9800
     (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

        Common Stock, par value $.001 per share (Title of each class of securities covered by this form)

                      Preferred Share Purchase Rights
           (Title of all other classes of securities for which a
         duty to file reports under Section 13(a) or 15(d) remains)


      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

  Rule 12g-4(a)(1)(i)      [X]         Rule 12h-3(b)(1)(i)      [X]
  Rule 12g-4(a)(1)(ii)     [ ]         Rule 12h-3(b)(1)(ii)     [ ]
  Rule 12g-4(a)(2)(i)      [ ]         Rule 12h-3(b)(2)(i)      [ ]
  Rule 12g-4(a)(2)(ii)     [ ]         Rule 12h-3(b)(2)(ii)     [ ]
                                       Rule 15d-6               [ ]

Approximate number of holders of record as of certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Interlink Computer Sciences, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                INTERLINK COMPUTER SCIENCES, INC.

Date:  April 30, 1999           By: /s/ A.J. Berkeley
                                   ------------------------------------
                                Name:  A. J. Berkeley
                                Title: President and CEO

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.